EXHIBIT I

                                      PROPOSED FORM OF NOTICE
                                   (Release No. 35-____; ______)

            APPLICATION/DECLARATION WITH RESPECT TO THE ORGANIZATION
         OF A WHOLLY OWNED SUBSIDIARY RELATED TO AN ACCOUNTS RECEIVABLE
                         PURCHASE AND SALE PROGRAM AND
                              RELATED TRANSACTIONS
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                              _____________, 1997



        The Connecticut Light and Power Company ("CL&P") or the "Company"), a wholly owned electric utility subsidiary of Northeast Utilities ("NU"), a public utility holding company, has filed an Application/Declaration pursuant to Sections 6(a), 7, 9(a), 10 and 12(c) and Rules 46 and 54 of the Public Utility Holding Company Act of 1935, as amended (the "Act"). CL&P is located at 107 Selden Street, Berlin, CT 06037-5457. The Company's affiliate, Western Massachusetts Electric Company, is in the process of obtaining authority for a similar transaction (See File No. 35-8959).

        Authorization is requested for (i) CL&P to form a wholly owned special purpose corporation ("CRC") for the sole purpose of purchasing certain of CL&P's accounts receivable; (ii) CRC to issue shares of Common Stock; (iii) CL&P to make, directly and indirectly, initial equity contributions to CRC;
(iv) CL&P to acquire shares of Common Stock of CRC; (v) CRC to pay dividends to CL&P; and (vi) any other aspect of the proposed transactions for which approval may be necessary.

        In the Application/Declaration the Company indicates its belief that certain aspects of the transactions described therein do not require Commission approval: Sales of Receivables (defined below) to CRC are not sales of a "security" as defined in Section 2(a)(16) of the Act or "utility assets" as defined Section 2(a)(18). Furthermore, anticipated capital contributions to CRC subsequent to its initial capitalization will be exempt from regulation under Rule 45(b)(4), and CRC's sales of interests in Receivables, to the extent such may be considered the issuance of a debt security, are exempt from regulation under Rule 52(b).

        The Company has entered into a Receivables Purchase and Sale Agreement (as amended, the "Existing Agreement") under which the Company may sell (from time to time in its discretion and subject to the satisfaction of certain conditions precedent) fractional, undivided ownership interests expressed as a percentage ("Receivable Interests") in (i) billed and unbilled indebtedness of customers ("Receivables") and (ii) certain related assets, including any security or guaranty for any Receivables, all collections thereon, and related records and software (the "Related Assets"). The purchaser(s) of the Receivable Interests (collectively, the "Purchaser") is either a special purpose Delaware corporation which acquires receivables and other assets and issues commercial paper to finance these acquisitions or certain banks and their respective successors or assigns. The Agent acts as agent for the Purchaser for transactions under the Existing Agreement.

        The Company contemplated that any sales under the Existing Agreement would be accounted for as sales. In order for such sales made after January 1, 1997 to be so treated, they must comply with the requirements of the Statement of Financial Accounting Standards No. 125 ("FAS 125") issued in June 1996. The formation of CRC is intended to satisfy one of the requirements of FAS 125: the requirement that the transferred assets be isolated from the Company and its creditors, even in bankruptcy or receivership of the Company.

        The restructured accounts receivable sales program will consist of two agreements which will replace the Existing Agreement. Under the first agreement (the "Company Agreement"), the Company will sell Receivables and Related Assets to CRC. Under the second agreement (the "CRC Agreement"), CRC will sell Receivable Interests to the Purchaser from time to time. The restructured purchase and sale arrangements are intended to accomplish the ultimate sales to the Purchaser in a manner substantially similar to those under the Existing Agreement.

        The Agent will have the right to appoint a collection agent on behalf of it and CRC, to administer and collect Receivables and to notify the obligors of the sale of their Receivables, at the Agent's option. CL&P will be appointed as the initial collection agent. Thus, CL&P's customers are not expected to experience any change in current servicing and collection procedures.

        Certain obligations under the Company Agreement create limited recourse against the Company. In order to secure these obligations, the Company will grant to CRC a lien on, and security interest in, any rights which the Company may have in respect of Receivables and Related Assets. The CRC Agreement creates comparable recourse obligations against CRC, and CRC will grant a security interest to the Purchaser in all rights in the Receivables retained by CRC, the Related Assets and certain other rights and remedies (including its rights and remedies under the Company Agreement) to secure such recourse obligations.

        The Company and CRC will be obligated to reimburse the Purchaser and the Agent for various costs and expenses associated with the Company Agreement and the CRC Agreement. They will also be required to pay to the Agent certain fees for services in connection with such agreements.

        The arrangements under the Company Agreement and the CRC Agreement are scheduled to terminate on September 4, 2001. CRC may, upon at least five business days' notice to the Agent, terminate in whole or reduce in part the unused portion of its purchase limit in accordance with the terms and conditions of the CRC Agreement. The CRC Agreement allows the Purchaser to assign all of its rights and obligations under the CRC Agreement (including its Receivable Interests and the obligation to fund Receivable Interests) to other persons, including the providers of its bank facilities.

        As described in the Application/Declaration, CL&P intends that the above-described transactions will permit it to accelerate its receipt of cash collections from accounts receivable and thereby meet its short term cash needs.

        The Application/Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Any interested persons wishing to comment or request a hearing on the Application should submit their views in writing by ________, 1997, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the Company at the address specified above. Proof of service (by affidavit or, in the case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application/Declaration, as filed or as it may be further amended, may be granted.

        For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                             __________________________

                                             Secretary